Filed Pursuant to Rule 433

Registration Statement 333-163050

Relating to Prospectus Supplement dated January 17, 2012

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 0816-02886

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

January 17, 2012

Panama, Republic of Panama - The Republic of Panama (“Panama”) announced today an invitation (the “Exchange Invitation”) to eligible holders of its 7.250% Global Bonds due 2015 (ISIN: US698299AU88; CUSIP: 698299AU8; Common Code: 020635525) (the “2015 Bonds”) to submit, in a modified Dutch auction, offers to exchange their 2015 Bonds for (i) Panama’s 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036 (ISIN: US698299AW45; CUSIP: 698299AW4; Common Code: 024213927) (the “2036 Bonds”) and (ii) if Panama determines to pay an additional amount of cash, a U.S. dollar amount of cash. Holders of the 2015 Bonds located or resident outside the United States may not participate in the Exchange Invitation before confirming their status as qualified investors or that they meet other eligibility standards.

The terms and conditions of the Exchange Invitation are set out in the Prospectus Supplement dated January 17, 2012, to the Prospectus dated December 16, 2009, attached thereto (as so supplemented, the “Prospectus”). The aggregate principal amount of the 2015 Bonds outstanding is U.S.$1,471,000,000. Panama reserves the right to determine, in its sole discretion, the aggregate principal amount of 2015 Bonds that it will accept pursuant to the Exchange Invitation.

The Exchange Invitation will commence on January 17, 2012, and expire at 5:00 P.M., New York City time, on January 24, 2012, unless extended or earlier terminated by Panama (the “Expiration Date”).

The amount of the 2036 Bonds that will be delivered for each U.S.$1,000 principal amount of 2015 Bonds accepted by Panama for exchange pursuant to the Exchange Invitation will equal U.S.$1,000 multiplied by the 2015 Bond Exchange Value divided by the 2036 Bond Exchange Value. The 2015 Bond Exchange Value and the 2036 Bond Exchange Value will be based on the sum of the yields of Reference U.S. Treasury Note or Bond and Benchmark Spreads as shown below:

•	2015 Bonds: U.S. Treasury 0.250% Note due January 15, 2015; Benchmark Spread: 1.352%

•	2036 Bonds: U.S. Treasury 3.125% Bond due November 15, 2041; Benchmark Spread: 1.813%

The Reference U.S. Treasury Note or Bond yields will be calculated based on the applicable bid-side prices as reported on Bloomberg screen PX5 (for the 2015 Bonds) and PX8 (for the 2036 Bonds) at approximately 8:30 A.M., New York City time, on the Expiration Date.

If Panama determines to pay an additional amount of cash to holders of the 2015 Bonds accepted in exchange for the 2036 Bonds, they will also receive a cash payment determined in Panama’s sole discretion pursuant to a modified Dutch auction (the “Clearing Cash Premium”). The minimum Clearing Cash Premium is zero.

The principal amount of the 2036 Bonds issued to each holder pursuant to the Exchange Invitation will be rounded down to the nearest U.S.$1,000. Holders will receive a cash payment in respect of the principal amount not issued as a result of that rounding.

Holders of the 2015 Bonds will not receive a payment in respect of any accrued and unpaid interest on the 2015 Bonds accepted for exchange. Holders of the 2015 Bonds will also not be required to pay an amount equal to the interest accrued on the 2036 Bonds since the last interest payment date. These amounts have been incorporated into and form part of the calculation of the 2015 Bond Exchange Value and the 2036 Bond Exchange Value.

Panama is conducting a concurrent invitation for eligible holders to submit offers to sell the 2015 Bonds for cash (the “Concurrent Cash Invitation”), but reserves the right to cancel the Concurrent Cash Invitation at any time. The Exchange Invitation and Concurrent Cash Invitation are conditioned upon the settlement of an issue of local Panamanian bonds or another financing, in either case, satisfactory to Panama, which we refer to as the “Financing Condition” and which Panama may in its sole discretion waive. The Exchange Invitation is not conditioned on the results of the Concurrent Cash Invitation, and the Concurrent Cash Invitation is not conditioned on the results of the Exchange Invitation. Any individual 2015 Bond may be offered for purchase in the Concurrent Cash Invitation or offered for exchange in the Exchange Invitation, but may not be offered in both invitations. Panama currently expects it will be willing to accept a larger principal amount of the 2015 Bonds for exchange through the Exchange Invitation than for sale through the Concurrent Cash Invitation.

At or around 3:00 P.M., New York City time, on January 25, 2012, the business day after the Expiration Date, or as soon as possible thereafter (the “Preliminary Announcement Date”), Panama will announce whether it will accept any offers to exchange and if so, the Clearing Cash Premium, the aggregate principal amount of the 2015 Bonds it will accept for exchange, information with respect to any proration of offers and the expected settlement date (the “Expected Settlement Date”), in each case subject to the satisfaction or waiver of the Financing Condition. Panama, in its sole and absolute discretion, may accept all, some, or no offers to exchange the 2015 Bonds.

At or around 5:00 P.M., New York City time, on January 30, 2012, or as soon thereafter as practicable, Panama will announce whether the Financing Condition has been satisfied or waived and, accordingly, whether it will issue 2036 Bonds in exchange for 2015 Bonds pursuant to the Exchange Invitation.

The settlement date for the 2015 Bonds exchanged pursuant to the Exchange Invitation is currently expected to be February 1, 2012. The consideration holders of the 2015 Bonds may receive pursuant to the Exchange Invitation will be determined by reference to the Expected Settlement Date that Panama will announce on the Preliminary Announcement Date. If the actual settlement date turns out to be later than that Expected Settlement Date, Panama will not adjust the principal amount of the 2036 Bonds or cash (if any) holders of 2015 Bonds will receive pursuant to the Exchange Invitation.

Panama reserves the right, in its sole discretion, to extend, amend or terminate the Exchange Invitation. Any such extension, amendment or termination will be announced by Panama by press release issued to PRNewswire (or other appropriate international news service), no later than 9:00 A.M., New York City time, on the business day following such extension, amendment or termination. The early termination, amendment or duration of any extension shall be within Panama’s sole and absolute discretion. If extended, the final day of such extension period shall be the new Expiration Date.

Further Information

Application will be made to list the newly issued 2036 Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2036 Bonds trade on the Euro MTF Market, when and if issued.

Copies of the Prospectus may be obtained free of charge by eligible participants from the information and exchange agent by visiting the Exchange Invitation website at www.bondcom.com/panama.

Holders of the 2015 Bonds considering participating in the Exchange Invitation should carefully consider the risk factors discussed under “Risk Factors” in the Prospectus.

Information and Exchange Agent

The information and exchange agent for the Exchange Invitation is Bondholder Communications Group, LLC.

Bondholder Communications Group, LLC is located at 30 Broad St., 46th Floor, New York, NY 10004 (Attention: Ramona Peters). Bondholder Communications Group, LLC can be reached at the following numbers: +1-888-385-2663 (toll free);

+1-212-809-2663.

Important Notice

Panama is making the Exchange Invitation only in those jurisdictions where it is legal to do so. The Exchange Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Exchange Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

Important Notice for Non-U.S. Holders

Beneficial holders outside of the United States may not be eligible for the Exchange Invitation. Holders outside of the United States should go to www.bondcom.com/panama to verify their eligibility and obtain access to the Prospectus. EACH BENEFICIAL HOLDER IN THE EUROPEAN UNION, BY REQUESTING ACCESS TO THE PROSPECTUS OR TAKING ANY OTHER ACTION TO PARTICIPATE IN THE EXCHANGE INVITATION, SHALL BE DEEMED TO REPRESENT AND WARRANT TO PANAMA, THE JOINT DEALER MANAGERS AND THE INFORMATION AND EXCHANGE AGENT THAT IT IS A QUALIFIED INVESTOR (AS DEFINED IN THE PROSPECTUS DIRECTIVE). Prospectus Directive shall mean Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The Exchange Invitation is made on the basis that the transactions contemplated by the Exchange Invitation in any Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of bonds which are the subject of the transactions contemplated by the Exchange Invitation, may only do so in circumstances in which no obligation arises for Panama or either of the joint dealer managers to produce a prospectus for such offer pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Panama nor the joint dealer managers has authorized, or hereby authorizes, the making of any offer or invitation in circumstances in which an obligation arises for Panama or either of the joint dealer managers to publish a prospectus for such offer or invitation. Holders in the Relevant Member State will be required to make certain representations and warranties including those with respect to their status as qualified investors (as defined in the Prospectus Directive) before participating in the Exchange Invitation.

In the United Kingdom this document and the Exchange Invitation are addressed solely to (a) persons with professional experience in matters relating to investments who fall within Article 19(5) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); and (ii) persons falling within Article 49(2)(a) to (d) of the Order (such a person, a “relevant person”). In the United Kingdom, a person other than a relevant person should not act or rely on this document or the Prospectus or any of their contents. In the United Kingdom, any investment or investment activity to which this document or the Prospectus relates is available only to relevant persons and will be engaged in only with such persons.

In any non-U.S. jurisdictions where the Exchange Invitation is subject to restrictions under the local laws and regulations, holders of the 2015 Bonds shall be required to and deemed to make certain representations and warranties including those related to their status as eligible holders before having access to the offering materials relating to the Exchange Invitation and before submitting their offers.

Important Information for U.S. Persons

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Prospectus and the Prospectus Supplement referred to above may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312512013876/d283811d424b3.htm. Alternatively, the joint dealer managers or the information and exchange agent will arrange and send you the prospectus if you request it by calling any of Goldman, Sachs & Co. toll-free at 1-800-828-3182, Citigroup Global Markets Inc. toll-free at 1- 800-558-3745 or the information and exchange agent toll free at 1-888-385-2663.